

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via Facsimile
John J. Mulligan
Chief Financial Officer
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> Re: **Target Corporation**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 15, 2012**
> **File No. 001-06049**

Dear Mr. Mulligan:

We have limited our review of your filing to the issue we have addressed in our comment below. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Risk Factors, page 2

If we fail to protect the security of personal information about our guests…, page 7

1.   We note your disclosure that "if [you] experience a data security breach, [you] could be exposed to" adverse consequences. Please tell us whether any such breaches have occurred in the past. If so, in your next quarterly report on Form 10-Q, please revise your disclosure to state that you have experienced such breaches in order to provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director